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                                                                       Exhibit 2



         The following excerpt from Lubrizol's 1999 proxy statement includes TIAA-CREF's shareholder resolution and supporting statement on the company's "dead hand poison pill."


                             SHAREHOLDER PROPOSAL

         The Teachers Insurance and Annuity Association College Retirement Equities Fund, 730 Third Avenue, New York, New York, 10017-3206, the beneficial owner of 969,233 Common Shares, has submitted the following proposal:

                  WHEREAS, the Company's Board of Directors, without shareholder approval, has adopted a plan, commonly known as a "poison pill", with a "dead hand" provision which permits only the board members that adopted the poison pill to redeem the pill;

                  WHEREAS, this type of poison pill, unlike most poison pills, not only allows the current Board to effectively thwart acquisition offers which may be favored by a majority of shareholders, but also denies shareholders the right to replace this Board with new directors empowered to redeem the poison pill and permit such offers to go forward, unless the new directors have been recommended or approved by the continuing directors;

                  WHEREAS, we believe that a "dead hand" poison pill has a coercive effect on the shareholders' basic right to freely elect a new Board and also takes away normal decision-making authority in this important area from a newly elected Board;

                  WHEREAS, we believe that such a "dead hand" poison pill interferes with good corporate governance and can reduce the value of the company's shares to the detriment of shareholders;

                  RESOLVED, that the shareholders request that the Board of Directors redeem the "dead hand" poison pill, unless approved by the affirmative vote of a majority of shares of the Company entitled to vote at a meeting of shareholders held as soon as practicable.

                             SUPPORTING STATEMENT

         By adopting the poison pill without shareholder approval, the current Board unilaterally deprived shareholders of the traditional right to sell their shares to potential bidders. By adding the "dead hand" feature, we believe this Board also denies appropriate decision making authority to a new Board, elected by shareholders, to decide what is in the best interests of shareholders on this important subject.

         Traditional poison pills have been defended with the argument that directors can generally be trusted to act in the shareholders' interest, and if they do not, they can be replaced by the shareholders with other directors.

         Adoption of "dead hand" poison pills, however, is different.We believe that it has the


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effect of "entrenching" the current board by coercing shareholders to vote for incumbent directors to preserve the possibility of redemption of the pill. Their intended effect in our view is to preclude proxy contests for corporate control, which are an appropriate means to challenge incumbent management.

         We believe that the right of shareholders freely to elect a board of directors with full power to represent the shareholders' interests is the foundation-stone of good corporate governance. Yet this Board has unilaterally deprived shareholders of what is, in our opinion, their only real protection against a board that acts against their interests -- the ability to freely elect a board of their choosing with full powers to represent them in all respects.

         By supporting this resolution, shareholders can protect the value of their investment by sending a message to the Company that we value our right to elect a Board that is prepared and able to represent shareholder interests on all proper matters; and that we will not support unilateral actions by the Board that restrict our ability to meaningfully exercise our voting rights.